September 12, 2005
Mail Stop 3561

Via U.S. Mail and Facsimile

Jeffrey M. Stafeil
Chief Financial Officer
Metaldyne Corporation.
47659 Halyard Drive
Plymouth, Michigan 48170

   RE:	Metaldyne Corporation (the "Company")
	Form 10-K for the fiscal year ended January 2, 2005
	File No. 001-12068

Dear Mr. Stafeil:

   Based upon an examination restricted solely to considerations of the Financial Statements, Management`s Discussion and Analysis, and
Selected Financial Data, the staff has the following comments on the above-referenced documents. We think you should revise all future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your response. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

   Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate by the
Company, advise the staff of the reason thereof.

   Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.



Form 10-K for the Year Ended January 2, 2005
Consolidated Statements of Cash Flows, page 53

1. We note your response to prior comment number 4 citing the circumstances that resulted in your recognition of an impairment of fixed assets of $15 million during fiscal 2004. Please tell us the specific events or changes in circumstances which you believe indicated the carrying amounts of such fixed assets were no longer recoverable or had become impaired during the fourth quarter of fiscal 2004. Also, tell us whether any changes to depreciation estimates or amortization periods were considered or resulted during your tests for recoverability of such fixed assets. If not, please explain why. Refer to paragraphs 8 and 9 of SFAS No. 144. We may have further comment upon receipt of your response.

2. Additionally, please revise the notes to your financial statements in future filings to include the disclosures required by paragraphs
26 or 47 of SFAS No.144, with respect to any impairment charges recognized in your financial statements. Although the amounts of the charges may not be material in relation to your total assets or total long-lived assets, they are somewhat material to your pre-tax and net earnings for the period in which they were incurred and therefore warrant disclosure in the notes to your financial statements.


Note 11. Long-Term Debt

3. We have reviewed your response to our prior comment number 7 in which you explain the rational for expensing $1.2 million of the unamortized costs associated with the 2003 credit facility amendment in 2004. However, based on our review of your response, we are unclear as to how this treatment and the treatment used for the additional $1.4 million of fees incurred in 2004 in connection with the 2004 amendment, complied with the guidance outlined in EITF 96-
19, EITF 98-14, or other applicable accounting literature. Please advise or revise as appropriate. If you do not believe the impact of any error in your financial statements is not material, please provide us with computations supporting your response.

Note 16 - Acquisition, page 73

4. We note your response to prior comment number 10. Please revise future filings to explain why the fair value of the 10% senior subordinated notes and the Series A-1 preferred stock is less than their respective stated values. Your revised disclosure should discuss how you arrived at the rate of return for both the 10% senior subordinated notes and the Series A-1 preferred stock in similar detail as provided in your response.

Note 20 - Supplementary Cash Flow Information, page 77

5. We note your response to prior comment number 13 regarding the additional loss on disposition of $7.6 million of the two facilities recognized in the first quarter of fiscal 2004. Given that you used the third party sales price to determine the fair market value of the facilities in your impairment analysis performed in the fourth quarter of fiscal 2003, please explain why the reacquisition costs, write-off of previously leased equipment and the related deferred loss on sale leaseback were not considered in your original impairment analysis and explain why, as a result, the loss was not recognized until in the first quarter of fiscal 2004. We may have further comment upon receipt of your response.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

* * * * *




   You may contact Jean Yu at (202) 551-3305 or Linda Cvrkel,
Branch
Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.

								Sincerely,


								Linda Cvrkel
								Branch Chief
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Jeffrey M. Stafeil
Metaldyne Corporation
September 12, 2005
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